SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________








             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR OCTOBER 2004.

Ryanair, Europe's No.1 low fares airline, today (Tuesday 23rd November 2004) released its customer service statistics for October 2004. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -92.44% of all Ryanair's 16,179 flights during October arrived on time.

   -Ryanair is the No.1 on-time airline beating Easyjet every week in 2003 and 43 weeks into 2004.

   -Complaints registered at less than 1(0.35) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.53) mislaid bag per 1000 passengers.

          CUSTOMER SERVICE STATISTICS OCTOBER             2003        2004

    On-time flights*                                     93.11%      92.44%
    Complaints per 1 000 pax                              0.41        0.35
    Baggage complaints per 1 000 pax                      0.62        0.53
    Complaints answered with 7 days                        100%         98%

*Verified by the CAA 3 months in arrears

Ends:                              Tuesday, 23rd November 2004

For further information:

Paul Fitzsimmons - Ryanair         Pat Walsh - Murray Consultants
Tel: 00 353 1 812 1228             Tel: 00 353 1 4980 300


Ryanair/Easyjet Punctuality Comparisons

          Week Ending               Ryanair        easyJet            Ryanair
                                                                      Position

      1   04-Jan                      90%             73%                1
      2   12-Jan                      91%             80%                1
      3   19-Jan                      95%             84%                1
      4   26-Jan                      95%             89%                1
      5   01-Feb                      85%             64%                1
      6   08-Feb                      93%             81%                1
      7   15-Feb                      95%             84%                1
      8   22-Feb                      91%             84%                1
      9   29-Feb                      89%             69%                1
     10   07-Mar                      93%             80%                1
     11   14-Mar                      93%             80%                1
     12   21-Mar                      92%             82%                1
     13   28-Mar                      95%             88%                1
     14   04-Apr                      94%             87%                1
     15   11-Apr                      93%             88%                1
     16   18-Apr                      95%             85%                1
     17   25-Apr                      96%             92%                1
     18   2-May                       94%             85%                1
     19   9-May                       93%             81%                1
     20   16-May                      95%             84%                1
     21   23-May                      94%             87%                1
     22   30-May                      94%             86%                1
     23   6 - June                    80%             79%                1
     24   13 - June                   91%             85%                1
     25   20 - June                   96%             86%                1
     26   27 - June                   93%             75%                1
     27   4 - July                    93%             77%                1
     28   11- July                    91%             74%                1
     29   18 - July                   94%             79%                1
     30   25 - July                   89%             78%                1
     31   1st - August                92%             78%                1
     32   8 - August                  88%             74%                1
     33   15 - August                 86%             75%                1
     34   22 - August                 91%             79%                1
     35   29 - August                 91%             82%                1
     36   5 - Sept                    93%             81%                1
     37   12 - Sept                   92%             78%                1
     38   19 - Sept                   93%             81%                1
     39   26 - Sept                   94%             81%                1
     40   3 - Oct                     94%             84%                1
     41   10 - Oct                    91%             84%                1
     42   17 - Oct                    94%             84%                1
     43   24 - Oct                    96%             82%                1
     44   30 - Oct                    90%             83%                1
     45   7 - Nov                     96%             85%                1
     46   14 - Nov                    94%             87%                1

                  *Source:www.ryanair.com and Easyjet website


 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  23 November, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director